Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement (Form S-3 No. 333-187421) of 8x8, Inc. of our report dated May 23, 2012, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of 8x8, Inc., included in its Annual Report (Form 10-K) for the year ended March 31, 2012, filed with the Securities and Exchange Commission, and to the reference to our firm under the caption "Experts" in the Prospectus, which is made part of this Registration Statement.

/s/ Moss Adams LLP

San Francisco, California
April 3, 2013